UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Comments on Its Second Quarter Earnings Outlook	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: June 16, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO Comments on Its Second Quarter Earnings Outlook

[Lisle, Illinois] [June 15, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today its second quarter earnings will exceed the $0.75 per share consensus analyst estimate by more than 45%, and expects earnings will meet or exceed $1.10 per diluted share.    Favorable results this quarter have been driven by market conditions where unprecedented demand for IPSCO’s products has supported continued price increases, combined with outstanding operating performance.

“Industrial demand has been strong and the smaller supply base for plate production in North America, coupled with continued strength in global markets, has ensured strong commercial operating performance,” said David Sutherland, President and Chief Executive Officer.

IPSCO’s June raw material surcharge for plate has dropped 65% from the high point reached in the month of April reflecting the lower cost for scrap, IPSCO’s major raw material.  The surcharge mechanism has helped IPSCO deal with the unprecedented volatility of the ferrous scrap market.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

John Comrie

IPSCO

Tel. (630) 810-4730

Release #04-15

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